Exhibit 3.01


                                AMENDMENT TO THE
                          ARTICLES OF INCORPORATION OF
                            EMPS RESEARCH CORPORATION

         EMPS Research Corporation, a corporation organized under the laws of the State of Utah, on January 31, 2001, hereby adopts the following Amendment to its Articles of Incorporation pursuant to the provisions of Utah Revised Business Corporation Act, Section 16-10a-1006.

         The Articles of Incorporation shall be amended to read as follows:

                                    ARTICLE I
                                      NAME

         The name of the Corporation shall be:    Bekem Metals, Inc.

         The date of the adoption of the foregoing amendment was February 9, 2005. This amendment was approved by a majority of the shares of the Company by written consent in lieu of a shareholder meeting, in accordance with the provisions of Section 16-10a-704 of the Utah Revised Business Corporation Act. The number of shares outstanding in the Corporation and entitled to vote, as of the record date, on the foregoing amendment was 38,300,000. All common stock in the Corporation is entitled to one vote per share for each matter coming before the shareholders. A majority of the shares constitutes a quorum of the shareholders. The number of shares that approved the foregoing amendment was 31,500,000 or 82% of the outstanding shares, which is sufficient to approve the foregoing amendment.

         Dated this March 16, 2005
                                               BEKEM METALS, INC.


                                               By: /s/ Terrence Chatwin
                                                  -----------------------------
                                                  Terrence Chatwin, President